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                              August 31, 2021

       Robert Meyerson
       Chief Executive Officer
       C5 Acquisition Corp
       1209 Orange Street
       Wilmington, Delaware 19801

                                                        Re: C5 Acquisition Corp
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted August 3,
2021
                                                            CIK No. 0001856242

       Dear Mr. Meyerson:

              We have conducted a limited review of your draft registration statement. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this comment and your filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on August 3, 2021

       Capitalization, page 87

   1. We note that you are offering 25,000,000 Class A shares as part of your initial public offering of units, but
only show 23,891,040 Class A ordinary shares subject to possible redemption in your
Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A,
which requires securities that are redeemable for cash or other assets to be classified
outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a
fixed or determinable date, (2) at the option of the holder, or (3)
                                                        upon the occurrence of
an event that is not solely within the control of the issuer, in concluding that all
25,000,000 Class A shares were not required to be presented outside of permanent equity and
part of shares subject to possible redemption.
 Robert Meyerson
C5 Acquisition Corp
August 31, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We request that you publicly file your registration statement no later than 15 days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Babette Cooper at 202-551-3396 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Davis at 202-551-4385 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,
FirstName LastNameRobert Meyerson
                                                             Division of
Corporation Finance
Comapany NameC5 Acquisition Corp
                                                             Office of Real
Estate & Construction
August 31, 2021 Page 2
cc:       Raphael M. Russo
FirstName LastName